EXHIBIT 99.1

Brookfield Business Partners Reports 2019 Year End Results

BROOKFIELD, News, Feb. 06, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the year ended December 31, 2019.

“We delivered strong financial performance in 2019, generated over $1.0 billion from monetizations and distributions, and deployed over $2.5 billion into new businesses including Clarios, Genworth Canada and BrandSafway,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our business today comprises larger-scale operations with more resilient cash flows. With our increased scale, a strong financial position and access to capital we are confident we will continue to find value opportunities to support our growth in 2020.”

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions (except per unit amount), unaudited	2019	2018	2019	2018
Net income (loss) attributable to unitholders[1]	$(105)	$136	$88	$422
Net income (loss) per limited partnership unit[2,3]	$(0.70)	$1.04	$0.62	$1.11

Company EBITDA[1,4]	$342	$239	$1,213	$843

Company FFO[1,5]	$243	$248	$1,102	$733
Company FFO per unit[2]	$1.61	$1.92	$7.86	$5.67

Brookfield Business Partners generated Company EBITDA of $1.21 billion for the year ended December 31, 2019 compared to $843 million in 2018 reflecting incremental contributions from recent acquisitions and improved performance at our existing businesses. 2019 Company FFO was $1.10 billion ($7.86 per unit) compared to $733 million ($5.67 per unit) in 2018. Net income attributable to unitholders for the year was $88 million ($0.62 per unit) and included impairment losses recognized during the year and higher depreciation and amortization expenses, compared to $422 million ($1.11 per unit) in 2018 which included the benefit of a non-cash gain.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$51	$30	$221	$128
Infrastructure Services	106	110	468	295
Industrials	215	120	619	490
Corporate and Other	(30)	(21)	(95)	(70)
Company EBITDA[1,4]	$342	$239	$1,213	$843

Our business services segment generated Company EBITDA of $221 million in 2019, compared to $128 million in 2018. Results included improved performance for the year at our road fuels operations and our construction services business. Results also benefited from contributions by Healthscope, Ouro Verde and Genworth Canada, which we acquired during the year. 2018 results included a full-year of contributions from our facilities management and executive relocation businesses which were sold in the second quarter of 2019.

Our infrastructure services segment generated Company EBITDA of $468 million in 2019, compared to $295 million in 2018. Results benefited from the full year contribution and improved performance of Westinghouse, which we acquired in August 2018. Contribution from Teekay Offshore increased primarily as a result of our increased ownership, partially offset by a one-time settlement payment received in the prior year.

Our industrials segment generated Company EBITDA of $619 million in 2019, compared to $490 million in 2018. Results benefited from strong performance at North American Palladium ("NAP") and the incremental contribution from Clarios which we acquired in April 2019, partially offset by a lower contribution from GrafTech primarily due to our decreased ownership in the business. During the fourth quarter Brookfield Business Partners realized $135 million from the sale of GrafTech shares that reduced our ownership interest in the company to 25%. 2018 results included the contribution from our Australian oil and gas operation which was sold in the fourth quarter of 2018.

The following table presents Company FFO by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$27	$22	$432	$131
Infrastructure Services	63	71	314	195
Industrials	163	173	393	470
Corporate and Other	(10)	(18)	(37)	(63)
Company FFO[1,5]	$243	$248	$1,102	$733
Gain (loss) on acquisitions/dispositions, net	35	81	338	137
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,5]	$208	$167	$764	$596
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.38	$1.29	$5.45	$4.61

Company FFO for the year ended December 31, 2019 was $1.10 billion compared to $733 million in 2018. The increase in Company FFO was a result of gains on the sales of businesses in 2019, incremental contributions from recent investments and improved performance, offset by businesses sold in 2018.

Strategic Initiatives

  Genworth Canada
  In December 2019, together with institutional partners, we acquired a 57% controlling interest in Genworth Canada for $1.7 billion. Brookfield Business Partners' share of the equity purchase price was approximately $670 million net of syndication to institutional investors and dividends received after closing. Genworth Canada is the largest private residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders, making homeownership more accessible to first-time homebuyers.

  BrandSafway
  Subsequent to year end, together with institutional partners, we closed our acquisition of a 48% interest in  BrandSafway for an equity purchase price of $1.3 billion. Brookfield Business Partners’ share is expected to be $400 million for a 15% ownership interest, subject to syndication to institutional investors. BrandSafway is a leading provider of infrastructure services to industrial and commercial facilities.

  Altera Infrastructure
  In January 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Teekay Offshore for an aggregate investment of $165 million. Following the transaction 1% of the new private company is held by former minority unitholders who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. Brookfield Business Partners funded approximately $75 million of the transaction which increased our ownership interest in Teekay Offshore to 43%. We have rebranded the company to Altera Infrastructure.

  IndoStar Capital Finance ("IndoStar")
  In January 2020, together with institutional partners, we signed an agreement to acquire a 40% interest in IndoStar for approximately $220 million. IndoStar is a financing company located in India that primarily services the used commercial vehicle segment. Brookfield Business Partners' share of the equity purchase price will be approximately $75 million for an ownership interest of 15%.

  North American Palladium
  In December 2019, together with institutional partners, we sold North American Palladium, a pure-play palladium producer, for approximately $570 million. Brookfield Business Partners’ share of net proceeds was approximately $130 million.

  Nova Cold Logistics ("Nova Cold")
  In January 2020, together with institutional partners, we sold Nova Cold, our cold storage service provider, for  $175 million. Brookfield Business Partners’ share of net proceeds was approximately $45 million.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2020 to unitholders of record as at the close of business on February 28, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2019 was 150.6 million and 140.1 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions declared to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold. A reconciliation of net income per unit is available on page 12 of this release.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 8-11 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 8-11 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with more than $540 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2019 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2019 fourth quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on February 6, 2020 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 5978829. A recording of the conference call will be available until February 12, 2020 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 5978829). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position
	As of
US$ millions, unaudited	December 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	$1,986	$1,949
Financial assets	6,243	1,369
Accounts and other receivable, net	5,631	5,160
Inventory and other assets	5,282	3,138
Property, plant and equipment	13,892	6,947
Deferred income tax assets	667	280
Intangible assets	11,559	5,523
Equity accounted investments	1,273	541
Goodwill	5,218	2,411
	$51,751	$27,318

Liabilities and equity
Liabilities
Corporate borrowings	nil	nil
Accounts payable and other	16,496	9,091
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	22,399	10,866
Deferred income tax liabilities	1,803	867
	$40,698	$20,824
Equity
Limited partners	2,116	1,548
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,676	1,415
Interest of others in operating subsidiaries	7,261	3,531
	11,053	6,494
	$51,751	$27,318

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Twelve Months Ended December 31,
	2019	2018	2019	2018

Revenues	$11,320	$10,209	$43,032	$37,168
Direct operating costs	(9,969)	(9,205)	(38,327)	(34,134)
General and administrative expenses	(228)	(209)	(832)	(643)
Depreciation and amortization expense	(518)	(286)	(1,804)	(748)
Interest income (expense), net	(388)	(181)	(1,274)	(498)
Equity accounted income (loss), net	52	9	114	10
Impairment expense, net	(285)	(38)	(609)	(218)
Gain (loss) on acquisitions/dispositions, net	190	147	726	500
Other income (expense), net	(46)	(73)	(400)	(136)
Income (loss) before income tax	128	373	626	1,301
Income tax (expense) recovery
Current	(93)	(63)	(324)	(186)
Deferred	52	84	132	88
Net income (loss)	$87	$394	$434	$1,203
Attributable to:
Limited partners	$(57)	$70	$43	$74
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(48)	66	45	70
Special Limited Partners	—	—	—	278
Interest of others in operating subsidiaries	$192	$258	$346	$781

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the three months ended December 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,115	$1,032	$3,173	$—	$11,320
Direct operating costs	(6,898)	(742)	(2,326)	(3)	(9,969)
General and administrative expenses	(87)	(29)	(85)	(27)	(228)
Equity accounted Company EBITDA	10	32	42	—	84
Company EBITDA attributable to others	(89)	(187)	(589)	—	(865)
Company EBITDA[1,2,4]	51	106	215	(30)	342
Realized disposition gains (loss), net	6	(1)	185	—	190
Other income (expense), net	2	(10)	—	—	(8)
Interest income (expense), net	(66)	(90)	(246)	14	(388)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(2)	(2)	(9)	—	(13)
Current income taxes	(15)	(9)	(75)	6	(93)
Company FFO attributable to others (net of Company EBITDA attributable to others)	51	69	93	—	213
Company FFO[1,3,4]	27	63	163	(10)	243
Depreciation and amortization expense					(518)
Impairment expense, net					(285)
Gain on acquisition and disposition					—
Other income (expenses), net					(38)
Deferred income taxes					52
Non-cash items attributable to equity accounted investments					(19)
Non-cash items attributable to others					460
Net income (loss) attributable to unitholders[4]					$(105)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the twelve months ended December 31, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$28,822	$4,559	$9,651	$—	$43,032
Direct operating costs	(27,995)	(3,231)	(7,092)	(9)	(38,327)
General and administrative expenses	(314)	(133)	(299)	(86)	(832)
Equity accounted Company EBITDA	38	109	94	—	241
Company EBITDA attributable to others	(330)	(836)	(1,735)	—	(2,901)
Company EBITDA[1,2,4]	221	468	619	(95)	1,213
Realized disposition gains (loss), net	528	(1)	200	(1)	726
Other income (expense), net	—	(27)	2	—	(25)
Interest income (expense), net	(189)	(381)	(741)	37	(1,274)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(7)	(15)	(20)	—	(42)
Current income taxes	(91)	(4)	(251)	22	(324)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(30)	274	584	—	828
Company FFO[1,3,4]	432	314	393	(37)	1,102
Depreciation and amortization expense					(1,804)
Impairment expense, net					(609)
Gain on acquisition and disposition					—
Deferred income taxes					(375)
Other income (expense), net					132
Non-cash items attributable to equity accounted investments					(85)
Non-cash items attributable to others					1,727
Net income (loss) attributable to unitholders[4]					$88

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the three months ended December 31, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,718	$1,364	$1,127	$—	$10,209
Direct operating costs	(7,622)	(977)	(604)	(2)	(9,205)
General and administrative expenses	(75)	(43)	(72)	(19)	(209)
Equity accounted Company EBITDA	11	24	5	—	40
Company EBITDA attributable to others	(2)	(258)	(336)	—	(596)
Company EBITDA[1,2,4]	30	110	120	(21)	239
Realized disposition gains (loss), net	—	—	147	—	147
Other income (expense), net	—	(4)	(3)	—	(7)
Interest income (expense), net	(16)	(100)	(68)	3	(181)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(1)	(5)	(1)	—	(7)
Current income taxes	(6)	(4)	(53)	—	(63)
Company FFO attributable to others (net of Company EBITDA attributable to others)	15	74	31	—	120
Company FFO[1,3,4]	22	71	173	(18)	248
Depreciation and amortization expense					(286)
Impairment expense, net					(38)
Gain on acquisition and disposition					—
Deferred income taxes					(66)
Other income (expense), net					84
Non-cash items attributable to equity accounted investments					(24)
Non-cash items attributable to others					218
Net income (loss) attributable to unitholders[4]					$136

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Statements of Company Funds from Operations

For the twelve months ended December 31, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$30,847	$2,418	$3,896	$7	$37,168
Direct operating costs	(30,351)	(1,715)	(2,060)	(8)	(34,134)
General and administrative expenses	(278)	(65)	(231)	(69)	(643)
Equity accounted Company EBITDA	34	120	42	—	196
Company EBITDA attributable to others	(124)	(463)	(1,157)	—	(1,744)
Company EBITDA[1,2,4]	128	295	490	(70)	843
Realized disposition gains (loss), net	55	—	195	—	250
Other income (expense), net	—	(15)	(3)	—	(18)
Interest income (expense), net	(66)	(176)	(263)	7	(498)
Realized disposition gain, current income taxes and interest expense related to equity accounted investment	(3)	(41)	(10)	—	(54)
Current income taxes	(44)	(10)	(132)	—	(186)
Company FFO attributable to others (net of Company EBITDA attributable to others)	61	142	193	—	396
Company FFO[1,3,4]	131	195	470	(63)	733
Depreciation and amortization expense					(748)
Impairment expense, net					(218)
Gain on acquisition and disposition					250
Deferred income taxes					(118)
Other income (expense), net					88
Non-cash items attributable to equity accounted investments					(132)
Non-cash items attributable to others					567
Net income (loss) attributable to unitholders[4]					$422

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P. Reconciliation of Net Income per Unit

	Three Months Ended December 31,		Year Ended December 31,
US$, unaudited	2019	2018	2019	2018
Net income (loss) per unitholder, excluding incentive distribution[1]	$(0.70)	$1.04	$0.62	$3.26
Incentive distribution per unit[2]	—	—	—	(2.15)
Net income (loss) attributable to limited partnership unit[1,2]	$(0.70)	$1.04	$0.62	$1.11

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2019 was 150.6 million and 140.1 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold.